Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2024 and 2023

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$118,067	$96,632
Income taxes recoverable	4,400	—
Trade and other receivables	582	379
Value added taxes recoverable (note 10)	10,639	15,571
Inventory (note 9)	28,686	29,451
Prepaid expenses	3,924	3,142
	166,298	145,175
Restricted cash	1,012	1,011
Value added taxes recoverable (note 10)	836	826
Long term inventory (note 9)	5,854	5,627
Property, plant and equipment (note 11)	211,724	211,719
Exploration and evaluation properties (note 12)	170,000	170,000
Other non-current assets	1,400	1,420
TOTAL ASSETS	$557,124	$535,778

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 13)	$26,319	$20,656
Income taxes payable	2,980	8,002
	29,299	28,658
Lease obligations (note 15)	1,821	1,993
Long term debt (note 14)	88,350	88,350
Deferred revenue	8,297	8,176
Site closure provisions (note 16)	8,169	7,424
Other long term liabilities	617	443
Deferred tax liabilities	2,379	193
TOTAL LIABILITIES	138,932	135,237

SHAREHOLDERS' EQUITY
Share capital (note 17)	474,843	474,361
Reserves	25,373	24,387
Accumulated other comprehensive loss	(1,741)	(439)
Accumulated deficit	(80,283)	(97,768)
TOTAL SHAREHOLDERS’ EQUITY	418,192	400,541

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$557,124	$535,778

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended March 31
	2024	2023
REVENUE (note 4)	$67,278	$51,131

COST OF SALES
Operating costs (note 5(a))	(18,109)	(11,792)
Depletion and depreciation	(8,799)	(5,854)
Royalties (note 5(b))	(1,668)	(1,306)
	(28,576)	(18,952)

EARNINGS FROM MINING OPERATIONS	38,702	32,179

GENERAL AND ADMINISTRATIVE EXPENSES (note 7)	(3,869)	(3,265)

EXPLORATION AND EVALUATION (note 6)	(4,744)	(6,866)

OTHER
Interest income	1,405	1,131
Depreciation	(127)	(118)
Share based payments (note 19)	(1,419)	(1,107)
Interest and accretion expense (note 8)	(2,075)	(3,247)
Foreign exchange and other gains (losses)	944	(802)
	(1,272)	(4,143)

INCOME BEFORE TAXES	28,817	17,905
Income taxes (note 26)	(11,332)	(4,670)

INCOME FOR THE PERIOD	$17,485	$13,235

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation	(1,302)	61
TOTAL COMPREHENSIVE INCOME	$16,183	$13,296

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 18)
Basic (millions)	315.1	306.3
Diluted (millions)	327.7	325.6

EARNINGS PER SHARE (note 18)
Basic	$0.06	$0.04
Diluted	$0.05	$0.04

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended March 31
	2024	2023
OPERATING ACTIVITIES
Income for the period	$17,485	$13,235
Adjustments for:
Interest and accretion expense (note 8)	2,075	3,247
Income tax expense	11,332	4,670
Income taxes paid	(13,992)	(26,529)
Income tax instalments paid	(4,670)	—
Payment of cash settled RSUs and DSUs	—	(466)
Adjustments for items not affecting cash:
Depreciation and depletion	8,926	5,972
Share based payments expense (note 19)	1,419	1,107
Unrealized foreign exchange loss (gain)	(911)	(1,803)
Other	47	519
Cash provided by operating activities before changes in non-cash working capital	21,711	(48)
Changes in non-cash working capital (note 21(b))	10,695	(4,874)
Cash provided by (used in) operating activities	32,406	(4,922)

INVESTING ACTIVITIES
Purchase of plant and equipment	(4,622)	(1,159)
Expenditures on mineral properties	(3,876)	(1,589)
Deposits and other payments on long term assets	20	(128)
Restricted cash and environmental bonding	(2)	2,284
Cash used in investing activities	(8,480)	(592)

FINANCING ACTIVITIES
Principal repayments of the Revolving Facility and Credit Facility (note 14)	—	(5,550)
Proceeds from exercise of stock options and warrants	172	2,968
Interest paid	(1,879)	(4,294)
Lease payments	(240)	(162)
Cash used in financing activities	(1,947)	(7,038)

Effects of exchange rate changes on cash	(544)	83

Net increase in cash	21,435	(12,469)
Cash, beginning of period	96,632	96,278
CASH, END OF PERIOD	$118,067	$83,809

Supplemental cash flow information (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2023	305,809	$445,316	$9,897	$14,112	$24,009	$(1,583)	$(70,758)	$396,984
Shares issued for property payments	61	242	—	—	—	—	—	242
Warrants exercised (note 17)	557	1,377	—	(148)	(148)	—	—	1,229
Options exercised (note 19)	1,465	2,494	(755)	—	(755)	—	—	1,739
RSUs redeemed (note 19)	55	218	(218)	—	(218)	—	—	—
Share based payments (note 19)	—	—	994	—	994	—	—	994
Income for the period	—	—	—	—	—	—	13,235	13,235
Other comprehensive income	—	—	—	—	—	61	—	61
Balance at March 31, 2023	307,947	$449,647	$9,918	$13,964	$23,882	$(1,522)	$(57,523)	$414,484

Balance at January 1, 2024	315,074	$474,361	$10,620	$13,767	$24,387	$(439)	$(97,768)	$400,541
Options exercised (note 19)	162	244	(72)	—	(72)	—	—	172
RSUs redeemed (note 19)	60	238	(238)	—	(238)	—	—	—
Share based payments (note 19)	—	—	1,296	—	1,296	—	—	1,296
Income for the period	—	—	—	—	—	—	17,485	17,485
Other comprehensive income	—	—	—	—	—	(1,302)	—	(1,302)
Balance at March 31, 2024	315,296	$474,843	$11,606	$13,767	$25,373	$(1,741)	$(80,283)	$418,192

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1. CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Railroad and Lewis gold projects in Nevada, USA, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

On May 14, 2024, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2023.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

4.	REVENUE

	Three months ended March 31
	2024	2023
Gold	$65,968	$50,707
Silver	1,310	424
Revenue	$67,278	$51,131

Customer A	$4,661	$11,788
Customer B	21,215	36,594
Customer C	37,024	—
Others	4,378	2,749
Revenue	$67,278	$51,131

5.	COST OF SALES

(a)	Operating costs

	Three months ended March 31
	2024	2023
Mining and processing costs	$17,759	$11,623
Refining and transportation costs	350	169
	$18,109	$11,792

(b)	Royalties

	Three months ended March 31
	2024	2023
Camino Rojo Oxide 2% NSR royalty	$1,332	$1,009
Mexican 0.5% Extraordinary Mining Duty	336	297
	$1,668	$1,306

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2024	2023
Camino Rojo	$1,682	$1,687
South Railroad	2,089	2,418
Cerro Quema	871	2,644
Other	102	117
	$4,744	$6,866

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2024	2023
Office and administrative	$831	$710
Professional fees	787	397
Regulatory and transfer agent	277	286
Salaries and benefits	1,974	1,872
	$3,869	$3,265

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	INTEREST AND ACCRETION EXPENSE

	Three months ended March 31
	2024	2023
Interest expense (note 8(a))	$1,836	$2,648
Accretion expense (note 8(b))	239	599
Interest and accretion expense	$2,075	$3,247

(a)	Interest expense

	Three months ended March 31
	2024	2023
Revolving Facility (note 14)	$1,698	$—
Interest expense on lease liabilities (note 15)	35	41
Credit Facility (note 14)	—	2,268
Fresnillo obligation	—	285
Other	103	54
	$1,836	$2,648

(b)	Accretion expense

	Three months ended March 31
	2024	2023
Accretion of site closure provisions (note 16)	$117	$144
Deferred revenue	122	309
Credit Facility (note 14)	—	146
	$239	$599

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

9.	INVENTORY

	March 31, 2024	December 31, 2023
Current
Stockpiled ore	$1,002	$913
In-process inventory	18,886	20,509
Finished goods inventory	5,167	4,041
Materials and supplies	3,631	3,988
Inventory – current	$28,686	$29,451

Long term
Stockpiled low grade ore	$5,854	$5,627

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Movements in inventory are as follows:

	Three months ended March 31
	2024	2023
At January 1	$35,078	$26,542
Additions to inventory during the period	26,020	20,620
Expensed to cost of sales during the period	(26,558)	(17,477)
At March 31	$34,540	$29,685

Included within inventory at March 31, 2024 is $9.4 million of depreciation and depletion (December 31, 2023 — $9.2 million).

10.	VALUE ADDED TAXES RECOVERABLE

	March 31, 2024	December 31, 2023
Current portion	$10,639	$15,571
Long term portion	836	826
	$11,475	$16,397

Value added taxes (“VAT”) paid in Mexico are fully recoverable. However, VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexico’s regulations.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At March 31, 2024, approximately 13.9 million Mexican pesos ($0.8 million) (December 31, 2023 — $0.8 million) were under dispute with the taxation authorities. This amount is included within long-term value-added taxes recoverable.

Subsequent to the quarter end, the Company received a Mexican VAT refund in respect of the $4.2 million VAT paid in 2017 upon the acquisition of Camino Rojo. The amount received of $8.3 million includes interest and inflation on the original submitted amount.

11.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Construction in progress	Total
Cost
At January 1, 2023	115,753	72,008	52,345	2,620	4,160	—	246,886
Additions	12,705	141	2,305	823	484	4,881	21,339
Change in site closure provision (note 16)	(559)	(927)	(593)	—	—	—	(2,079)
Disposals	—	—	(5)	—	—	—	(5)
Derecognition	—	—	—	—	(117)	—	(117)
Due to changes in exchange rates	—	—	—	7	22	—	29
At December 31, 2023	$127,899	$71,222	$54,052	$3,450	$4,549	$4,881	$266,053
Additions	3,876	36	31	37	—	4,516	8,496
Change in site closure provision (note 16)	581	—	—	—	—	—	581
Disposals	—	—	(253)	(145)	—	—	(398)
Due to changes in exchange rates	—	—	—	(7)	(22)	—	(29)
At March 31, 2024	$132,356	$71,258	$53,830	$3,335	$4,527	$9,397	$274,703

Accumulated depreciation
At January 1, 2023	$9,641	$6,286	$4,891	$705	$947	$—	$22,470
Disposals	—	—	(5)	—	—	—	(5)
Depletion and depreciation	13,844	9,610	6,789	563	1,115	—	31,921
Derecognition	—	—	—	—	(52)	—	(52)
At December 31, 2023	$23,485	$15,896	$11,675	$1,268	$2,010	$—	$54,334
Disposals	—	—	(253)	(145)	—	—	(398)
Depletion and depreciation	4,427	2,398	1,801	162	255	—	9,043
At March 31, 2024	$27,912	$18,294	$13,223	$1,285	$2,265	$—	$62,979

Net book value
At December 31, 2023	$104,414	$55,326	$42,377	$2,182	$2,539	$4,881	$211,719
At March 31, 2024	$104,444	$52,964	$40,607	$2,050	$2,262	$9,397	$211,724

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Railroad Project in Nevada, United States and the Cerro Quema Project in Panama).

	South Railroad	Cerro Quema	Total
At December 31, 2023 and March 31, 2024	$160,000	$10,000	$170,000

13.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2024	December 31, 2023
Trade payables	$5,904	$5,739
Royalties payable (note 5(b))	2,909	2,466
Goods or services received awaiting vendor invoices	7,769	4,054
Payroll related	8,120	6,532
Current portion of lease obligations (note 15)	847	915
Accrued interest payable (notes 14)	—	59
Other	770	891
	$26,319	$20,656

14.	LONG TERM DEBT

Revolving facility
At January 1, 2023	$—
Converted from Credit Facility to Revolving Facility (note (a))	113,350
Principal repayments during the period	(25,000)
At December 31, 2023	$88,350

At March 31, 2024	$88,350

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Revolving Facility has a four-year term maturing on August 28, 2027, with an option to increase this facility to $200 million, subject to certain conditions.

The applicable interest rate for the Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the quarter ended March 31, 2024, the average interest rate paid on the Revolving Facility was 7.9% per annum (three months ended March 31, 2023 – not applicable).

A standby fee is payable on the undrawn portion of the Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio. At March 31, 2024, the undrawn amount was $61.6 million.

We may prepay all or any portion of the amounts owed under the Revolving Facility without penalty.

The Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which is excluded from the collateral. The Company is prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

The Revolving Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

•	maintaining a leverage ratio at less than or equal to 3.50,

•	an interest service coverage ratio at greater than or equal to 4,

•	a tangible net worth greater than or equal to $278.6 million, and

•	minimum liquidity in an amount greater than or equal to $15 million.

As at March 31, 2024, the Company was in compliance with all covenants.

Subsequent to the reporting period, the Company made a principal repayment of $10 million on the Revolving Facility.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	March 31, 2024	December 31, 2023
Beginning of year	$2,908	$3,173
Additions	—	484
Interest expense (note 8(a))	35	156
Lease payments	(275)	(1,125)
Due to changes in exchange rates	—	220
End of period	$2,668	$2,908

Current (note 13)	$847	$915
Non-current	1,821	1,993
	$2,668	$2,908

(b)	Lease expenses recognized

	Three months ended March 31
	2024	2023
Interest on lease liabilities	$35	$41
Variable lease payments not included in the measurement of lease liabilities	3,045	3,403
Expenses relating to short-term leases	88	69
Expenses relating to leases of low-value assets, excluding short-term leases	18	33
	$3,186	$3,546

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	SITE CLOSURE PROVISIONS

	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At December 31, 2022	$6,301	$1,617	$343	$8,261
Changes in cost estimates	(1,996)	463	157	(1,376)
Accretion during the period (note 8(b))	521	18	—	539
At December 31, 2023	$4,826	$2,098	$500	$7,424
Changes in cost estimates	581	47	—	628
Accretion during the period (note 8(b))	112	5	—	117
At March 31, 2024	$5,519	$2,150	$500	$8,169

	March 31, 2024			December 31, 2023
	Camino Rojo	Nevada projects	Cerro Quema Project	Camino Rojo	Nevada projects	Cerro Quema Project
Estimated settlement dates	2033 to 2047	2034		2033 to 2047	2034

Undiscounted risk-adjusted cash flows	$10,071	$2,421	$500	$9,765	$2,336	$500
Inflation rate	4.0%	2.6%	—	3.7%	2.6%	—
Discount rate	9.5%	3.6%	—	9.8%	3.6%	—

17.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Warrants

The following summarizes information about the warrants outstanding during the period.

Expiry date	Exercise price		December 31, 2023		Exercised		Expired		March 31, 2024
December 18, 2026	C$	3.00		28,253,200		—		—		28,253,200

Weighted average exercise price			C$	3.00	C$	3.00	C$	—	C$	3.00

Subsequent to the reporting period, the Company issued 300,000 common shares for proceeds of $0.7 million pursuant to the exercise of warrants.

18.	EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2024 and 2023 as follows:

(a)	Basic

	Three months ended March 31
	2024	2023
Income for the period	$17,485	$13,235
Weighted average number of common shares (thousands)	315,088	306,305
Basic earnings per share	$0.06	$0.04

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Diluted

	Three months ended March 31
	2024	2023
Income for the period	$17,485	$13,235

Weighted average number of common shares (thousands)	315,088	306,305
Dilutive potential ordinary shares
Warrants	10,033	14,076
Options	964	3,842
RSUs	396	357
DSUs	706	565
Bonus shares	500	500
Weighted average number of ordinary shares	327,687	325,645

Diluted earnings per share	$0.05	$0.04

19.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended March 31
Share-based payments expense	2024	2023
Stock options (note 19(a))	$283	$356
Restricted share units (note 19(b))	281	276
Deferred share units (note 19(c))	731	475
Performance share units (note 19(d))	124	—
Share based payments expense	$1,419	$1,107

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	Three months ended March 31
	2024			2023
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	5,523,297	C$	4.93	9,178,889	C$	3.71
Granted	651,955		5.13	445,988		6.58
Exercised	(162,318)		1.44	(1,464,553)		1.61
Expired, forfeited or cancelled	(115,594)		14.19	(162,270)		17.02
Outstanding, March 31	5,897,340	C$	4.86	7,998,054	C$	3.98

Vested, March 31	4,487,154	C$	4.66	6,601,044	C$	3.60

The stock options granted during the three months ended March 31, 2024 had a grant date fair value of C$1.6 million ($1.2 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date – C$5.13, expected volatility 50%, expected life - 5 years, risk free interest rate 3.5% and expected dividends – nil.

Subsequent to the reporting period, 367,168 stock options were exercised, for gross proceeds to the Company of $0.3 million.

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Three months ended March 31
Number of RSUs outstanding:	2024	2023
Outstanding, January 1	580,219	443,267
Awarded	409,014	283,032
Vested and settled	(59,660)	(149,651)
Outstanding, March 31	929,573	576,648

		Number vesting in the year
Number of RSUs outstanding:	Total	2023	2024	2025	2026	2027
Outstanding, March 31, 2023	576,648	2,552	331,679	148,061	94,356	—
Outstanding, March 31, 2024	929,573	—	79,539	480,993	232,714	136,327

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. As at March 31, 2024, all RSU’s outstanding were accounted for as equity-settled.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

During the three months ended March 31, 2024, there were no RSUs settled in cash (three months ended March 31, 2023 — 94,063 RSUs settled in cash for $0.5 million).

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Three months ended March 31
Number of DSUs outstanding:	2024	2023
Outstanding, January 1	701,927	559,725
Awarded and vested immediately	192,976	98,781
Outstanding, March 31	894,903	658,506

Vested, March 31	894,903	658,506

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We adjust the amount recognized at each reporting period to reflect changes in quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

On March 30, 2024, the Company issued a total of 324,139 PSUs. To March 31, 2023, no share based compensation was recognized in respect of these PSUs as the amount was negligible.

	Three months ended March 31
Number of PSUs outstanding:	2024	2023
Outstanding, January 1	198,737	—
Granted during the period	324,139	198,737
Outstanding, March 31	522,876	198,737

Vested, March 31	—	—

(e)	BONUS SHARES

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares were subject to a vesting period from June 19, 2017, to June 18, 2020 (the “Eligibility Period”). Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2024	2023
Salaries and short term incentives	$1,846	$2,284
Directors’ fees	151	83
Share based payments	1,032	923
	$3,029	$3,290

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2024, and 2023.

(c)	Outstanding balances at the reporting date

At March 31, 2024, estimated accrued short term incentive compensation totaled $1.8 million and is included in accrued liabilities (December 31, 2023 – $1.4 million).

21.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash and cash equivalents consists of bank current accounts and cash on hand.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Changes in non-cash working capital

	Three months ended March 31
	2024	2023
Accounts receivable and prepaid expenses	$(1,012)	$(855)
Inventory	663	(2,416)
Valued added taxes recoverable	5,094	1,283
Trade payables and accrued liabilities	5,950	(2,886)
Changes in non-cash working capital	$10,695	$(4,874)

(c)	Non-cash investing and financing activities

	Three months ended March 31
	2024	2023
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$72	$755
Warrants exercised, credited to share capital with an offset to reserves	—	148
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	238	218

Investing activities
Marketable securities adjustment included in account receivable	—	4

22.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are (1) the Camino Rojo Mine, (2) the Cerro Quema project, (3) the Nevada projects and (4) the corporate office. The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, Nevada USA, and Canada (Corporate).

(i)	Income (loss) for the period by segment

Three months ended March 31, 2024	Mexico	Panama	Nevada	Corporate	Total
Revenue (note 4)	$67,278	$—	$—	$—	$67,278
Cost of sales	(28,576)	—	—	—	(28,576)
Earnings from mining operations	38,702	—	—	—	38,702
General and administrative expenses (note 7)	—	(58)	—	(3,811)	(3,869)
Exploration and evaluation expenses (note 6)	(1,682)	(871)	(2,089)	(102)	(4,744)
Interest income	1,081	—	—	324	1,405
Depreciation	(24)	—	(37)	(66)	(127)
Share based payments (note 19)	(30)	(22)	(66)	(1,301)	(1,419)
Interest and accretion expense	(122)	—	(151)	(1,802)	(2,075)
Foreign exchange and other gain (loss)	16	—	—	928	944
Income taxes	(11,005)	—	—	(327)	(11,332)
Income (loss) for the period	$26,936	$(951)	$(2,343)	$(6,157)	$17,485

Three months ended March 31, 2023	Mexico	Panama	Nevada	Corporate	Total
Revenue (note 4)	$50,939	$—	$—	$192	$51,131
Cost of sales	(18,873)	—	—	(79)	(18,952)
Earnings from mining operations	32,066	—	—	113	32,179
General and administrative expenses (note 7)	—	—	—	(3,265)	(3,265)
Exploration and evaluation expenses (note 6)	(1,675)	(2,654)	(2,418)	(119)	(6,866)
Interest income	930	—	—	201	1,131
Depreciation	(14)	(4)	(31)	(69)	(118)
Share based payments (note 19)	(41)	(18)	(47)	(1,001)	(1,107)
Interest and accretion expense	(441)	—	(338)	(2,468)	(3,247)
Foreign exchange and other gain (loss)	(705)	—	—	(97)	(802)
Income taxes	(4,239)	—	—	(431)	(4,670)
Income (loss) for the period	$25,881	$(2,676)	$(2,834)	$(7,136)	$13,235

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets by segment

At March 31, 2024	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$210,460	$—	$491	$773	$211,724
Exploration and evaluation properties	—	10,000	160,000	—	170,000
Total assets	359,353	11,079	160,684	26,008	557,124

At December 31, 2023	Mexico	Panama	Nevada	Corporate	Total
Property, plant and equipment	$210,339	$—	$525	$855	$211,719
Exploration and evaluation properties	—	10,000	160,000	—	170,000
Total assets	336,374	10,673	161,137	27,594	535,778

23.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

24.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash and cash equivalents, trade and other receivables, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments.

The fair value of the Revolving Facility is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Revolving Facility at March 31, 2024 and December 31, 2023 was estimated at $88.4 million using a discount rate of 7.9%.

At March 31, 2024, the carrying values and fair values of our financial instruments by category were as follows:

				Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$118,067	$118,067	$—	$—
Accounts receivable	Amortized cost	18	18	—	—
Restricted cash	Amortized cost	1,012	1,012	—	—
		$119,097	$119,097	$—	$—

Financial liabilities
Accrued liabilities	Amortized cost	243	243	—	—
Lease obligation	Amortized cost	2,668	—	2,668	—
Revolving Facility	Amortized cost	88,350	—	—	88,350
		$91,261	$243	$2,668	$88,350

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2023, the carrying values and fair values of our financial instruments by category were as follows:

				Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	FVTPL	$96,632	$96,632	$—	$—
Accounts receivable	Amortized cost	18	18	—	—
Restricted cash	Amortized cost	1,011	1,011	—	—
		$97,661	$97,661	$—	$—

Financial liabilities
Accrued liabilities	Amortized cost	122	122	—	—
Lease obligation	Amortized cost	2,908	—	2,908	—
Revolving Facility	Amortized cost	88,350	—	—	88,350
		$91,380	$122	$2,908	$88,350

We determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

25.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At March 31, 2024, these outstanding purchase orders and contracts totaled approximately $7.2 million (December 31, 2023 – $3.7 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $6.1 million (December 31, 2023 – $7.4 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2024 and 2023
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

26.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) 7.5% special mining duty ("SMD") on income subject to SMD, and (iii) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (iv) deferred income tax, and (v) deferred special mining duty.

	Three months ended March 31
	2024	2023
Current income tax expense	$5,894	$6,445
Mexican 7.5% Special Mining Duty expense	2,925	2,714
Withholding tax expense	327	431
Deferred income tax expense (recovery)	2,185	(4,187)
Deferred Mexican 7.5% Special Mining Duty expense (recovery)	1	(733)
Tax expense	$11,332	$4,670

27.	EVENTS AFTER THE REPORTING PERIOD

(a)	Revolving Facility Principal Repayment

Subsequent to the reporting period, the Company repaid $10 million of principal on the Revolving Facility (note 14).

(b)	Acquisition of Contact Gold Corp.

Subsequent to the reporting period, on April 29, 2024, the Company completed the acquisition of Contact Gold Corp. (“Contact”).

The Company acquired all of the issued and outstanding Contact common shares and Contact became a wholly-owned subsidiary of the Company. The Company issued approximately 2.2 million common shares to effect the acquisition.